

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2012

Via E-mail
Mr. Christopher J. Stephens, Jr.
Chief Financial Officer
Barnes Group Inc.
123 Main Street
Bristol, Connecticut 06010

> **RE:** **Barnes Group Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 21, 2012**
> **Form 10-Q for the Period Ended March 31, 2012**
> **Filed April 27, 2012**
> **Response dated June 1, 2012**
> **File No. 1-4801**

Dear Mr. Stephens:

We have reviewed your response letter dated June 1, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis
Results of Operations, page 17

2. We note your response to comment two in our letter dated May 9, 2012. We believe that you should quantify the impact of each factor when multiple factors contribute to material fluctuations. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K and Financial Reporting Codification 501.04. Your current disclosures indicate that operating profit increases for the segment were partially offset by higher employee related costs, including incentive compensation, and management fees related to the aerospace aftermarket RSP spare parts business. Based on your proposed disclosures, it remains unclear the extent to which the increases in operating profit were offset by higher employee related costs as well as higher management fees. Given the $25.6 million increase in operating profit for the Logistics and Manufacturing Services segment from 2010 to 2011 as well as total operating profit of $64.8 million for 2011, it is unclear how you determined that the impact of higher employee related costs and management fees is not material based on the amounts provided in your response. Please expand your discussion to quantify these offsetting factors.

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies, page 36
General

3. Please disclose how you account for management fees related to the aerospace aftermarket RSP business, including how you determined it is appropriate to reflect these payments as a reduction to net sales.

Form 10-Q for the Period Ended March 31, 2012

General

4. Please address the above comments in your interim filings as well, as applicable.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief